For Immediate Release                 Contacts:  R. A. Rankin, Jr. (News Media)
May 7, 1999                                                       (703) 561-6044
                                                     Simon Ruebens (News Media)
                                                                  (703) 561-6063
                                         Thomas L. Hughes (Financial Community)
                                                                  (703) 561-6001

Columbia Propane Completes Tender Offer
for Common Units of National Propane Partners

     RICHMOND, Va., May 7 - Columbia Propane Corporation, a subsidiary of Columbia Energy Group, announced today, that through its direct and indirect subsidiaries, CP Holdings, Inc. and Columbia Propane, L.P., it has accepted for payment 5,928,804 common units (representing limited partner interests) of National Propane Partners, L.P. (NYSE: NPL) at $12.00 per common unit, in accord with its tender offer for all outstanding National Propane Partners, L.P. common units.

     The 5,928,804 common units represent approximately 88.47 percent of the outstanding National Propane Partners, L.P. common units. The tender offer expired at 12:00 midnight, New York City time, on Thursday, May 6, 1999.

     As part of the second step of this two step transaction, National Propane Partners, L.P. is expected to merge into Columbia Propane, L.P., subject to customary closing conditions, and any remaining outstanding common units of National Propane Partners, L.P. then will be converted into the right to receive $12.00 per common unit without interest.

     Columbia Propane, a subsidiary of Columbia Energy Group, is based in Richmond, Va. Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with 1998 revenues of nearly $6.6 billion and assets of about $7 billion. Its operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as commodities marketing, energy management, propane sales and electric power generation, sales and trading.

     Information about Columbia Energy Group (NYSE: CG) is available on the Internet at www.columbiaenergygroup.com.

                                       ###

This press release contains "forward-looking statements" within the meaning of the federal securities laws, including statements concerning Columbia Energy Group's and Columbia Propane's plans, objectives and expected performance. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of Columbia Energy Group and Columbia Propane, including, but not limited to, the supply and demand for propane, and successful completion of the proposed National Propane transaction.